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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  ------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                                  SCHEDULE 13D
                                (Amendment No. )

                    Under the Securities Exchange Act of 1934


                           CommerceFirst Bancorp, Inc.
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)

                                    200845105
                                 (CUSIP Number)


                             Noel M. Gruber, Esquire
                              Kennedy & Baris, LLP
               Suite P-15, 4701 Sangamore Road, Bethesda, MD 20816
                                  301.229.3400
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                February 22, 2005
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box |_|.

         Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See, Rule 13d-1 (a) for other parties to whom copies are to be sent.


                                Page 1 of 5 Pages

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CUSIP No. 200845105                                           Page 2 of 5 Pages

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Edward B. Howlin, Jr.

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     PF

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

     Not applicable

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         171,480 (includes presently exercisable options to purchase
                    20,320 shares of common stock)
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    0
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         171,480 (includes presently exercisable options to purchase
                    20,320 shares of common stock)
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    0

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     171,480

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.40%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     IN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!




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CUSIP No. 200845105                                           Page 3 of 5 Pages


ITEM 1. SECURITY AND ISSUER.

         This report relates to the common stock $.01 par value, of CommerceFirst Bancorp, Inc. (the "Company"), a Maryland corporation, the principal office of which is located at 1804 West Street, Annapolis, Maryland 21401.

ITEM 2. IDENTITY AND BACKGROUND.

         Edward B. Howlin, Jr. Mr. Howlin's residence address is 3628 Queen Anne Bridge Road, Davidsonville, Maryland 21035.

         Mr. Howlin's principal occupation is Chairman and CEO of Howlin Realty Management Inc., and subsidiary companies, which are engaged in the business of real estate management and development. The address of Howlin Realty Management., Inc. is 2880 Dunkirk Way, Dunkirk, Maryland 20754.

         The reporting person has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) during the last five years.

         The reporting person has not been, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

         Mr. Howlin is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Personal cash reserves.

ITEM 4. PURPOSE OF TRANSACTION.

         All of the shares of common stock the acquisition of which is disclosed hereby were acquired for investment purposes. The reporting person will continue to evaluate market conditions and the business of the issuer to determine possible future acquisitions or dispositions of common stock of the Company.

         Except as indicated above, and except for periodic review of opportunities for expansion of the Company's business by acquisition or otherwise, review of the capital needs of the Company, review of the Company's strategic alternatives and review of possible amendments to the Company's articles of incorporation and bylaws (some of which might have an anti-takeover effect), all in his capacity as a member of the Board of Directors of the Company, the reporting person has no present plans or proposals which relate to, or which would result in, any of the factors set forth in paragraphs (a) through
(j) of Item 4.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         All percentages given for ownership of the outstanding common stock are based upon 1,803,583 shares of common stock outstanding as of February 28, 2005, plus options, warrants or other rights to acquire shares of common stock within sixty days of the date of filing hereof held by the reporting person.

         On August 18, 2000, in connection with the Company's initial public offering of shares of its common stock, Mr. Howlin acquired 100,000 shares of common stock directly from the Company at the offering price of $10.00 per share. In conjunction with this purchase, Mr. Howlin was awarded 20,320 organizer warrants, which are presently exercisable, have an exercise price of $10.00 per share, and expire in August 2010.

         On February 28, 2005, in connection with the Company's Rights Offering of shares of its common stock, Mr. Howlin acquired 51,160 shares of common stock directly from the Company at the offering price of $10.50 per share.


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CUSIP No. 200845105                                           Page 4 of 5 Pages


         As of the date of this filing, Mr. Howlin beneficially owns 171,480 shares of common stock, including warrants to purchase 20,320 shares of common stock, representing 9.40% of the outstanding. Mr. Howlin possesses sole power to vote and dispose of the shares owned directly.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Except as otherwise described herein, there are no agreements, arrangements, understandings or relationships relating to any securities of the Company, including the common stock, including with respect to the transfer or voting thereof.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

         None.

                    [Remainder of page intentionally blank.]


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CUSIP No. 200845105                                           Page 5 of 5 Pages


                                    SIGNATURE




         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, compete and correct.



                                     /s/ Edward B. Howlin, Jr.
                                     -----------------------------------------

March 2, 2005